UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-3797

The MasTec, Inc. 401(k) Retirement Plan
(Full title of the plan)

MasTec, Inc.

800 S. Douglas Road, Suite 1200
Coral Gables, FL 33134

(Name of issuer of the securities held
pursuant to the plan and the address of its principal executive office)

The MasTec, Inc. 401(k) Retirement Plan

Financial Statements
and Schedules

Years ended December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm – BDO Seidman, LLP	3
Report of Independent Registered Public Accounting Firm – Grant Thornton, LLP	4
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	5
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	6
Notes to Financial Statements	7
Supplemental Schedules
Schedule H, line 4a – Delinquent Deposits of Participant Contributions	13
Schedule H, line 4i – Schedule of Assets (Held At End of Year)	14
Signatures	15
Exhibit Index:
Ex-23.1 Consent of Independent Registered Public Accounting Firm- BDO Seidman, LLP
Ex-23.2 Consent of Independent Registered Public Accounting Firm-Grant Thornton, LLP

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Trustees
The MasTec, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 and schedule of delinquent deposits of participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Miami, FL
June 20, 2005

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Trustees
The MasTec, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Weston, Florida
May 13, 2004

The MasTec, Inc. 401(k)
Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets
Investments, at fair value	$29,401,540	$32,622,377

Receivables:
Contributions from plan participants	249,552	185,501

Total assets and net assets available for benefits	$29,651,092	$32,807,878

See accompanying notes to the financial statements.

The MasTec, Inc. 401(k)
Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

 For the Year Ended December 31, 2004

Additions to net assets attributed to:

Investment income:

Dividend and interest income	$192,175
Net appreciation (depreciation) in fair value of investments	(1,363,184)

(1,171,009)

Contributions:
Participants	2,688,652
Rollover and other	202,755

2,891,407

Total additions	1,720,398

Deductions to net assets attributed to:
Benefit payments	(4,781,655)
Administrative expenses	(95,529)

Total deductions	(4,877,184)

Net decrease in net assets available for benefits	(3,156,786)
Net assets available for benefits at beginning of year	32,807,878

Net assets available for benefits at end of year	$29,651,092

See accompanying notes to the financial statements.

The MasTec, Inc. 401(k)
Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF PLAN

     Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the Plan) as amended provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

     General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. (the “Company”) who have completed at least six months of service. Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

     Plan Amendment

Effective August 1, 2003, the Plan was amended and restated and a new custodian of the Plan was appointed. Plan assets transferred to the new custodian were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a “Black Out” period. During this period, there were no exchanges among employee-directed accounts until the custodian had time to accurately complete the conversion. At the end of the Black Out period, these funds were transferred to the new custodian and invested in the new funds. The amended and restated Plan document incorporated the new requirements of the Uruguay Round Agreements Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998. In late 2003, the Plan was again amended to take into account provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

     Contributions

Each year, participants may elect to defer from 1% to 75% of pretax annual compensation received during the year, subject to certain limitations as defined by the Plan. Participants may contribute amounts representing distributions from other qualified defined contribution or defined benefit plans at the discretion of the Plan administrator. The Company makes discretionary matching contributions for participants. For 2004, the Company did not make a discretionary matching contribution to the Plan.

Contributions from participants are recorded when payroll deductions are made.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options daily.

The discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company. The Company matching contribution is in the form of Company common stock and is not subject to participant direction. During the year ended December 31, 2004, there were no discretionary contributions made to the Plan.

     Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to Company contributions is forfeited. Forfeited balances of participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

     Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A Plan year during which an employee works for at least 1,000 hours is counted as one year of vesting service. A participant becomes 100% vested in the remainder of his or her account upon the occurrence of any of the following events:

(a)	The participant dies while in service as an employee;

(b)	The participant becomes totally and permanently disabled while still in service as an employee; or

(c)	The Plan is terminated by the Company.

Vesting in the Company contribution portion of their account plus actual earnings thereon is based on the years of vesting service. This is based upon the following gradual vesting scale:

Years of Service	Percentage
1	33%
2	66%
3 or more	100%

     Forfeitures

Forfeitures of nonvested participant account balances are allocated to the general funds of the Plan and are applied first to pay administrative expenses of the Plan paid for by the Company and then to reduce contributions otherwise required of the employer. At December 31, 2004 and 2003, unallocated forfeited accounts totaled $221,282 and $105,487, respectively. Included in Rollover and other are $101,269 in net forfeitures for 2004.

     Participant Loans

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. The Plan’s loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan, including document preparation and filing fees.

     Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Risks and Uncertainties

The Plan provides for various investment options for participants to choose in combinations of Company stock fund, pooled separate accounts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

     Investment Valuation

Plan investments are stated at estimated fair values. The MasTec, Inc. Stock Fund is valued at its quoted price on the last business day of the Plan year. Estimated fair values of the pooled separate accounts and the fixed income fund have been determined based on the unit values of the funds. Unit values at December 31, 2004 and 2003 are determined by Massachusetts Mutual Life Insurance Company (“Mass Mutual”) by dividing the fund net assets at fair value by its units of participation outstanding. At December 31, 2004 and 2003, respectively, Mass Mutual is the custodian of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

     Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part.

     Benefit Payments

Benefits are recorded when paid.

NOTE C — INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

December 31,
2004
Investment Contract #SF51706 with Mass Mutual:
SF Guaranteed	$4,060,344
MM Growth Equity	3,609,629
Moderate Journey	2,615,270
Aggressive Journey	2,663,480
MM Indexed Equity	2,117,889
Ultra Aggressive Journey	2,044,158
MM Fundamental Value (Wellington)	1,717,112

MasTec, Inc. Stock Fund (a)	5,422,633

(a)	Includes nonparticipant-directed amounts.

December 31,
2003
Investment Contract #SF51706 with Mass Mutual:
SF Guaranteed	$3,866,009
MM Growth Equity	3,822,892
Moderate Journey	2,486,825
Aggressive Journey	2,321,743
MM Indexed Equity	2,153,462
Ultra Aggressive Journey	1,990,524
MM Fundamental Value (Wellington)	1,687,328

MasTec, Inc. Stock Fund (a)	9,703,782

(a)	Includes nonparticipant-directed amounts.

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2004 as follows:

Pooled Separate Accounts	$1,640,202
MasTec, Inc. Stock Fund (a)	(3,003,386)

$(1,363,184)

(a)	Includes nonparticipant-directed amounts.

NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2004	2003
MasTec, Inc. Stock Fund	$3,452,232	$6,085,646

Year Ended
December 31,
Changes in Net Assets	2004
Net appreciation (depreciation) in fair value of investments	$(1,969,377)
Dividend and interest income	650
Benefit Payments	(584,788)
Other deductions	(44,711)
Administrative Expenses	(35,188)

$(2,633,414)

NOTE E — INCOME TAX STATUS

On August 1, 2003, the Company adopted the Massachusetts Mutual Life Insurance Company FlexInvest Non-Standardized 401(k) Profit Sharing Plan. This non-standardized prototype plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on April 23, 2002 stating that the form of the plan is acceptable under Section 401(a) of the Internal Revenue Code (the “Code”).

Before restatement of the Plan in August 2003, the MasTec, Inc. 401(k) Retirement Plan was an individually designed Plan for which the IRS issued a favorable determination as to its tax-qualified status by letter dated September 5, 2002.

The Company intends to apply for an updated favorable determination letter for the August 2003 restated Plan, within the remedial amendment period described in Treasury Regulations Section 1.401(b)-1.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

NOTE F — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include units of pooled separate accounts and a fixed income fund, managed by Mass Mutual. Mass Mutual is the custodian, as defined by the Plan, and therefore, such transactions are considered party-in-interest transactions. The Plan held investments in the Company common stock fund with a fair value of approximately $5,422,633 and $9,703,782 as of December 31, 2004 and 2003, respectively. The Company is a related party and these transactions qualify as party-in-interest. In addition, there are $1,481,970 and $1,481,437 in outstanding participant loans as of December 31, 2004 and 2003, respectively. The Company is a related party and these transactions qualify as party-in-interest.

NOTE G — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer Contributions.

NOTE H — SUBSEQUENT EVENTS

Effective March 28, 2005, the Plan adopted the automatic rollover rules, as specified by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which mandate that a terminated participant with a vested balance of more that $1,000, but equal or less than $5,000 will have their vested account balance rolled over to an Individual Retirement Account (“IRA”) if the terminated participants fail to make a distribution election.

SUPPLEMENTAL SCHEDULES

The MasTec, Inc. 401(k)
Retirement Plan

Employer Identification Number 65-0829355
Plan # 002

SCHEDULE H, LINE 4a
DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2004

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29CFR 2510.3-102	$18,375
Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Current Plan Year Participant Contributions Constituting Prohibited Transactions	18,375	(a)

Delinquent Deposits of Prior Year Participant Contributions Not Fully Corrected	—

Total Delinquent Deposits of Participant Contributions Constituting Prohibited Transactions	$18,375

(a)	The full amount, of delinquent deposits had already been fully corrected outside the VFC Program, including crediting of interest of $191.90 and an application for VFC Program correction has been filed with the DOL and accepted.

The MasTec, Inc.
401(k) Retirement Plan

Employer Identification Number 65-0829355
Plan # 002

SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Current Value

*	Investment Contract #SF51706 with Mass Mutual:

	SF Guaranteed	Fixed Income Fund	**	$4,060,344

	Holding Account	Holding		7
	MM Total Return Bond (PIMCO)	Pooled Separate Account	**	283,267
	Conservative Journey	Pooled Separate Account	**	885,320
	Moderate Journey	Pooled Separate Account	**	2,615,270
	Aggressive Journey	Pooled Separate Account	**	2,663,480
	Ultra Aggressive Journey	Pooled Separate Account	**	2,044,158
	MM Fundamental Value (Wellington)	Pooled Separate Account	**	1,717,112
	MM Indexed Equity	Pooled Separate Account	**	2,117,889
	MM Growth Equity	Pooled Separate Account	**	3,609,629
	MM Focused Value (Harris)	Pooled Separate Account	**	176,565
	DLB Sm Co Opportunities (Babson)	Pooled Separate Account	**	541,581
	MM MidCap Growth II (T. Rowe Price)	Pooled Separate Account	**	335,009
	MM Sm Co Growth (Mazama)	Pooled Separate Account	**	296,410
	MM Overseas (Amer. Cent / Harris)	Pooled Separate Account	**	1,150,896

				22,496,937

*	Mass Mutual MasTec, Inc. Stock Fund	Separate Account	$3,719,119	5,422,633

*	Participants’ Loans	Loans (interest rates range from 5.25% to 10.00%)		1,481,970

				$29,401,540

*  Represents a party-in-interest
** Not applicable as the investment is participant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan
/s/ AUSTIN J. SHANFELTER
Austin J. Shanfelter
Chairman, Benefits Committee of MasTec, Inc.

Date: June 29, 2005	/s/ C. Robert Campbell
C. Robert Campbell
Chief Financial Officer of MasTec, Inc.

End of Filing